

Kumar R. Chatterjee • 1st
Founder, President & CEO, MCARTech, Inc., USA, Founding Partner, Fiv...
7mo • Edited •

In 2016, I left my job of 35 years working as an engineer in the field of industrial equipment reliability because I identified a major weakness in the manufacturing industry and realized that there was no effective solution available. Using the knowledge and experience I had accrued over those decades in plants and factories all over the world, I started my company MCARTech, Inc. Since then, we've assembled a highly-experienced team and created ALERT, a game-changing Remote Monitoring and Predictive Diagnostics solution which we believe can help the industry in significant ways.

Now, we've reached a new milestone in MCARTech's history — we have launched our crowdfunding campaign. We are using the platform Wefunder to accelerate our growth and share the upside of our success with the people who continue to support our endeavors. We specifically chose Wefunder for our fundraising needs in order to ensure that our generous backers can make a financial return on investment and become actual stakeholders in MCARTech.

Please visit this link to view our campaign page: www.wefunder.com/mcartech.

If you are interested, please consider making a reservation as a potential investor. If you are unable to invest, please share our campaign or connect me with someone you know who may be interested.

If you want to talk more about this Wefunder investment opportunity, I am more than happy to discuss it with you.

Legal disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Thank you for your consideration and support of MCARTech, Inc.

MCARTech, Inc., - Wefunder Campaign

KC Me <kumar.chatterjee@mcartech.com>
Fri, 04 Feb 2022 4:36:21 PM -0600
To "saikatdey" <saikat.dey@guardhat.com>
Cc "Rohan Chatterjee Chatterjee" <rohan.chatterjee@mcartech.com>
Tags

Dear Saikat,

I hope you are doing you well. I want to thank you for introducing MCARTech, Inc., to quite a few of your acquaintances to help our funding needs. We are already in conversation with one of them and expecting another one soon.

I'm writing to let you know about a milestone in MCARTech's history: We have officially launched our crowdfunding campaign as one of our fundraising approaches. As I have informed you earlier, we are using the platform Wefunder to accelerate our growth and share the upside of our success with people like you who know us best and have supported our endeavors from the very beginning. Therefore, I am inviting you to become an actual stakeholder in MCARTech, Inc.

Please visit this link to view our campaign page: www.wefunder.com/mcartech.

If you are interested, please consider making a reservation as a potential investor. Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you would only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. Instead of other forms of crowdfunding in which contributors simply make a monetary donation, we chose Wefunder for our fundraising needs to ensure that our generous backers can make a financial return on investment.

As you can imagine, it is an exciting time in MCARTech's journey. Coming out of this difficult period that we have all endured together, we are more confident than ever about what lies ahead. We are primed and ready to power ahead with all cylinders firing. We are enthusiastic about this Wefunder round because it will allow friends and family like you to participate in this journey with us, and benefit from the successes on the horizon. This way, anyone can become an angel investor in our company.

Some necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform;
3. Any indication of interest involves no obligation or commitment of any kind.

Thank you again for your consideration and support of MCARTech, Inc. I hope to talk to you soon.

Best regards,

Kumar R. Chatterjee
MCARTech
Machinery Cognition & Advanced Reliability Technologies
President & CEO
MCARTech, Inc.
www.mcartech.com
(+1) 219 501 2887

Wefunder Campaign

KC Me <kumar.chatterjee@mcartech.com>
Mon, 28 Feb 2022 3:55:25 PM -0600
To "psvenkat" <psvenkat@yahoo.com>

Tags

Dear Venkat,

It was nice talking to you today, explaining our fund raising efforts.

You can access our Wefunder campaign by using the following link -

www.wefunder.com/mcartech

The Wefunder fund raising is a crowdfunding mechanism which allows friends and family and the general public to invest and be a part of the growth of the company. In addition to requesting you for considering investing, I will also appreciate your feedback on the quality of our campaign. If you find any area where we can improve, please let me know.

As per the underlying regulations, I am obligated to mention the following -

Necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and or part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Best regards,
Kumar

Kumar R. Chatterjee

MCARTech
Machinery Cognition & Advanced Reliability Technologies

President & CEO
MCARTech, Inc.
www.mcartech.com
(+1) 219 501 2887

Wefunder Campaign

KC Me <kumar.chatterjee@mcartech.com>
Tue, 01 Mar 2022 12:16:45 PM -0600

To "kesjay591216" <kesjay591216@gmail.com>

Tags

Dear Kesavan,

It was nice talking to you the other day, explaining our fund raising efforts.

You can access our Wefunder campaign by using the following link. The video pitch I mentioned n my text message to you is accessible through the link -

www.wefunder.com/mcartech

The Wefunder fund raising is a crowdfunding mechanism which allows friends and family and the general public to invest and be a part of the growth of the company. In addition to requesting you for considering investing, I will also appreciate your feedback on the quality of our campaign. If you find any area where we can improve, please let me know.

I want to inform you that the campaign is currently in the "reservation" mode. This means that whoever is interested in investing, can reserve their investment against a goal of $200K raise. Once the reservations hit a threshold of $50K, Wefunder will help us with the SEC filings. Once the filings are complete, Wefunder will inform the potential investors to transfer the funds if they still choose to invest. The contract will be as per the SEC regulated SAFE contract.

As per the underlying regulations, I am obligated to mention the following -

Necessary disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and or part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Best regards,
Kumar

Kumar R. Chatterjee
MCARTech
Machinery Cognition & Advanced Reliability Technologies
President & CEO
MCARTech, Inc.
www.mcartech.com
(+1) 219 501 2887

Best regards,
Kumar

Kumar R. Chatterjee

MCARTech
Machinery Cognition & Advanced Reliability Technologies

President & CEO
MCARTech, Inc.
www.mcartech.com
(+1) 219 501 2887

---- On Mon, 14 Feb 2022 20:09:10 -0600 **Fernando Martinez Garcia** <fmartinez@amiautomation.com> wrote ----

Kumar, it is great to hear from you.
That is a very interesting avenue you are pursuing.
I watch the video and it is great, with.a very clear message and a pristine presentation.

I could not find, and maybe is because I am not familiar a with the platform, what do the investor gains and get in return with their contribution.?

Other than that, it is great

Congratulations

Look fwd ti your answer.

Sent from a mobil device,

Thanks, best regards

Fernando Martinez
AMI Automation

On Feb 14, 2022, at 18:08, Kumar Chatterjee <kumar.chatterjee@mcartech.com> wrote:

Dear Fernando,

Since you are a close family friend, who has helped me all along, I am writing this email to you at a personal level. This is almost like visualizing ourselves sitting for dinner and discussing a variety of things. We don't get to meet at all due to the pandemic and I miss it.

Sometime back I informed you via WhatsApp that I am approaching my fund raising initiative via a crowdfunding platform called "Wefunder". Wefunder is a SEC approved platform which I was introduced to by a very close acquaintance who is using Wefunder and successfully raised about $1.5m. Through his help and handholding, we explored the platform, talked to several resources in Wefunder and ultimately launched a campaign recently. The campaign is in "testing the waters" stage. Rohan is my help in setting it up with information about our company and a pitch video which was scripted by him and did the video shooting.

I would like you to take a look at www.wefunder.com/mcartech. Since I rely on your judgement, I would like you to review it and let me know your views. As I said, the campaign is in the stage of "reservations". It means that interested investors can put a reservation, but not actually invest at this stage. Once the reservations reaches $50K, we will be required to do the SEC filings. Only after we complete the SEC filings (which includes the SEC approved SAFE contract amongst other paperwork), the investors who did make reservations can actually invest their money.

At this stage I am sending the link to my very selected and close friends and family to take a look and see whether they can help me with their advice or a small personal reservation to take me over the threshold of [illegible].

I will look forward to know what you think. I have always accepted your frank views and this time it is not different.

Regards,
Kumar

Kumar B. Chatterjee
<[illegible]>

President & CEO
[illegible], Inc.
(+1) [illegible]

[illegible] [illegible]

At this stage I am sending the link to my very selected and close friends and family to take a look and see whether they can help me with their advice or a small personal reservation to take me over the threshold of [illegible].

I will look forward to know what you think. I have always accepted your frank views and this time it is not different.

Regards,
Kumar

Kumar B. Chatterjee
<[illegible]>

President & CEO
[illegible], Inc.
(+1) [illegible]

[illegible]

[illegible] [illegible]

At this stage I am sending the link to my very selected and close friends and family to take a look and see whether they can help me with their advice or a small personal reservation to take me over the threshold of [illegible].

I will look forward to know what you think. I have always accepted your frank views and this time it is not different.

Regards,
Kumar

Kumar B. Chatterjee
<[illegible]>

President & CEO
[illegible], Inc.
(+1) [illegible]

[illegible]

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
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